                                                           OTCBB: MRDDF                                TSX-V: MAD                                FSE: MRG

Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

MIRANDA GOLD CLOSES PRIVATE PLACEMENT

Vancouver, B.C., Canada – March 19, 2010 – Miranda Gold Corp. (the “Company”) (TSX-V: MAD) has closed a non-brokered private placement with aggregate gross proceeds of $3,696,220 from the sale of 5,686,492 units (the “Units”) at a price of $0.65 per.  Each Unit is comprised of one common share and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share for a price of $1.00 until March 18, 2012.  The common shares issued, and any common shares issued pursuant to the exercise of Warrants prior to July 19, 2010 will be restricted from trading until July 19, 2010.

The Company paid finder’s fees to persons who introduce it to investors of $13,091 cash and 145,950 common shares.

Proceeds of this private placement will primarily be used to advance work in Colombia as well as for continued exploration on the Company’s projects in Nevada and Alaska and general corporate purposes.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., NuLegacy Corporation, Red Eagle Mining Corporation, and Ramelius Resources Ltd.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.